South China Morning Post (Friday, 15th March 2002)

82-1010

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

02028110

02 MAR 28 AM 8:27

To: The U.S. Securities & Exchange Commission

Television Broadcasts Limited

PROCESSED APR 1 9 2002 THOMSON FINANCIAL

(Incorporation in Hong Kong with limited liability)

CONNECTED TRANSACTIONS

SUPPL

Since 1 July 1999, Interface has been appointing LYP, a non-wholly owned subsidiary of TVB as its advertising agent for recruiting advertisements for printed publications distributed by Interface and responsible for business planning. Pursuant to the Agreement, Interface appointed LYP as its advertising agent responsible for business planning and advertisements recruitment services from 1 January 2000 to 31 December 2001 in return for commissions being 15% of the advertising income generated from advertisements placed in the printed publications distributed by Interface net of monetary equivalent of advertisements which are paid by non cash consideration. Since 1 January 2002, LYP has been performing the same services for Interface on the same basis and the parties have agreed to renew the aforementioned arrangement on the same terms and conditions for another year from 1 January 2002.

As a result of the change of Rule 26.1 on the Code of Takeovers and Mergers on 19 October 2001, Interface becomes an associate of a substantial shareholder in LYP. Hence, Interface is a connected person of TVB. Accordingly, the Agreement and the Transaction constitute connected transactions of TVB under the Listing Rules.

Details of the Agreement and the Transaction will be included in the next published annual report and accounts of TVB.

THE TRANSACTION

Under an agreement dated 1 July 1999, Interface Co., Ltd. ("Interface") appointed Liann Yee Production Co., Ltd. ("LYP") as its advertising agent from 1 July 1999 to 31 December 1999 for recruiting advertisements for printed publications published and distributed by Interface and responsible for business planning. On 1 February 2001, the parties entered into another agreement on the same terms and conditions as the previous agreement for the period from 1 January 2000 to 31 December 2001 ("Agreement"). Under the Agreement, LYP agreed to collect on behalf of Interface advertising fees payable by independent advertisers which placed advertisements in printed publications distributed by Interface. In return, LYP was allowed to deduct on a monthly basis 15% of the advertising income generated from such advertisements net of monetary equivalent of advertisements which are paid by non cash consideration. The non cash consideration reflects an arrangement between Interface and independent advertisers whereby each agrees to promote each other's products and services (and in doing so also agree to off set the related advertising charges). Commissions paid to LYP from 19 October 2001 to 31 December 2001 was NT$8,318,000 (HK$1,850,000).

Since 1 January 2002, LYP has been performing the same services for Interface on the same basis as mentioned above ("Transaction"). The parties have agreed to renew the aforementioned arrangement on the same terms and conditions for another year from 1 January 2002 but written agreement has not been executed as of the date of this announcement. Commission payable to LYP for January 2002 is NT$2,581,000 (HK$574,143).

The above Hong Kong dollars equivalent amount are calculated based on the exchange rate of NT$1=HK$0.22245.

REASONS FOR THE AGREEMENT

LYP is the owner and operator of certain cable channels in Taiwan and there are sales teams within LYP which are responsible for recruiting advertisements for its channels. Hence, based on the existing manpower and resources, LYP is able to generate additional income by acting as advertising agent of Interface without increasing the same. Further, by acting as the advertising agent of printed publications, LYP is able to provide a more comprehensive services to its advertisers who may wish to place their promotional materials in more than one medium.

PRINCIPAL ACTIVITIES OF THE GROUP, LYP AND INTERFACE

Television Broadcasts Limited ("TVB") and its subsidiaries (together "Group") are principally engaged in television broadcasting, programme licensing and production, animation production, magazine publishing and other broadcasting related activities, including the operation of cable television channels in Taiwan. LYP is in the business of TV programming, production and TV channel transmission and operation. Interface is in the business of distributing printed publications in Taiwan.

IMPLICATIONS UNDER THE LISTING RULES

Era Communications Co., Ltd. ("Era") holds 31.97% in Interface; therefore making Interface an associate of Era which is a substantial shareholder of LYP, a 70% owned subsidiary of TVB. Interface is accordingly a connected person as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules") and the Agreement and the Transaction constitute connected transactions to TVB as a result of the change in Rule 26.1 on the Code of Takeovers and Mergers on 19 October 2001.

As the value of the consideration payable to LYP by Interface pursuant to the Agreement and the Transaction represents less than $10 million, no shareholder approval is required and the Agreement and the Transaction are being disclosed in accordance with Rule 14.25(1) of the Listing Rules. The directors of TVB, including the independent non-executive directors, consider that the terms of the Agreement and the Transaction are fair and reasonable and in the interests of the shareholders of TVB, and the Agreement and the Transaction were entered into in the ordinary and usual course of business and on normal commercial terms. Details of the Agreement and the Transaction will be included in the next published annual reports and accounts of TVB pursuant to rule 14.25(1) of the Listing Rules.

By Order of the Board
Ho Ting Kwan
Company Secretary

14 March 2002, Hong Kong